                                                                      Exhibit 20

FOR IMMEDIATE RELEASE


Summary ...    Mercantile Bankshares Corporation Announces
               Plan of Affiliation with The Bank of Fruitland


               June 2, 2000    Baltimore, Maryland


          H. Furlong Baldwin, Chairman, Chief Executive Officer and President of Mercantile Bankshares Corporation, together with John B. Long, II and Henry E. Tilman, Jr., Chairman of the Board and President, respectively, of The Bank of Fruitland, announced that the Boards of Directors of their companies have approved a definitive agreement for the merger of The Bank of Fruitland into Peninsula Bank, a Mercantile affiliate having 24 offices on Maryland's Eastern Shore.

          The agreement provides for a tax-free exchange of 2.5 shares of Mercantile common stock for each share of common stock of Fruitland Bank, which currently has 440,000 shares outstanding. The transaction is subject to the approval of regulatory authorities and the stockholders of Fruitland Bank and to customary closing conditions.

          The Bank of Fruitland was founded in 1911. With assets at April 30, 2000 of $146 million, it operates seven banking offices, including four offices in Salisbury, Maryland.

          Mr. Baldwin said Mercantile was pleased to affiliate with a sound, respected bank with a strong franchise and good people. He stated that the transaction will be supported by the holdings of The Bank of Fruitland directors, constituting 38% of the bank's outstanding shares of stock.

          Mr. Long said that the proposed transaction provides a unique opportunity for Bank of Fruitland as well as for its employees and the community that it serves. He added that, "Mercantile is a fine banking organization whose stock is quoted on the NASDAQ National Market System. Our operations should fit well with Peninsula. Mercantile allows Peninsula and its other banking affiliates to operate in

MERCANTILE BANKSHARES CORPORATION            Page 2 of 2

the best interests of the communities they serve, while offering to those communities advantages derived from affiliation with a much larger banking organization."

          Mercantile, with assets of $8 billion, is a multi-bank holding company headquartered in Baltimore, Maryland. It has 17 banking affiliates with offices in Maryland, the largest of which is Mercantile-Safe Deposit and Trust Company, one banking affiliate in Delaware and three banking affiliates in Virginia.